EXHIBIT 99.1

TeliaSonera's Annual General Meeting, April 26, 2005

STOCKHOLM, Sweden, April 27, 2005 (PRIMEZONE) -- Today's Annual General Meeting of TeliaSonera AB (publ) approved the income statement and balance sheet for 2004.

The Annual General Meeting decided upon a dividend to shareholders of SEK 1.20 per share, and Friday April 29, 2005 was decided as the record date for the dividend. With this record date, it is estimated that the dividend will be sent out from VPC on Thursday May 5, 2005.

The shareholders' meeting discharged the Board of Directors and the CEO from liability for the financial year 2004.

Ordinary members Carl Bennet, Eva Liljeblom, Lennart Laftman, Sven-Christer Nilsson, Timo Peltola, Paul Smits, Caroline Sundewall and Tom von Weymarn were re-elected.

The following directors' fees were approved for the Board: to the Chairman, SEK 750,000; to the Deputy Chairman, SEK 550,000; and to the other directors, elected by the Annual General Meeting, SEK 400,000 each. These remuneration figures are the same as for previous period. In addition, a remuneration to the Chairman of the Board's Audit Committee of SEK 150,000 (previously 75,000) and of SEK 100,000 (previously 50,000) to each of the other members of the Audit Committee, and a remuneration to the Chairman of the Board's Remuneration Committee with SEK 40,000 (previously zero) and of SEK 20,000 (previously zero) to each of the other members of the Remuneration Committee were approved.

Tom von Weymarn and Carl Bennet were re-elected as chairman and vice chairman of the Board of Directors, respectively.

It was decided to authorize the Board of Directors to decide on repurchase of a maximum of 4 percentage of the total number of outstanding shares (whereby up to 187,009,282 shares can be purchased), resulting in a payment of approximately maximum of SEK 10 billion.

It was decided that the parent company's share premium reserve, which is included in restricted equity, is reduced with SEK 52,681,266,270 and the amount is transferred to a non-restricted reserve. The decision is subject to an approval by the district court.

It was decided to establish a Nomination Committee (which shall consist of four members that represent each of the four shareholders with most votes that wish to participate, the chairman of the Board of Directors and two other members that may be elected directly by the Nomination Committee) and that Eva Halvarsson (Swedish state), Samuli Haapasalo (Finnish state), KG Lindvall (Robur) and Bjorn Lind (SEB) together with the chairman of the Board of Directors shall be part of the Nomination Committee.

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT:  TeliaSonera
          Press Office
          +46-(0)8-713 58 30